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================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. Initial)*

                               -----------------

                            Apogee Enterprises Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   037598109
                                (CUSIP Number)

                               December 31, 2013
            (Date of Event Which Requires Filing of this Statement)

                               -----------------

   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [X] Rule 13d-1(b)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 037598109

------------------------------------------------------------------------------
 1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Westwood Management Corp.
------------------------------------------------------------------------------
 2.      Check the appropriate box if a member of a group (see
         instructions)
         (a) [_]    (b) [_]

------------------------------------------------------------------------------
 3.      SEC use only


------------------------------------------------------------------------------
 4.      Citizenship or place of organization:

         USA
------------------------------------------------------------------------------
                5.   Sole voting power:

                     1,360,246
Number of       --------------------------------------------------------------
Shares          6.   Shared voting power:
beneficially
owned by             33,361
each            --------------------------------------------------------------
reporting       7.   Sole dispositive power:
person
with:                1,538,187
                --------------------------------------------------------------
                8.   Shared dispositive power:

                     0
------------------------------------------------------------------------------
 9.      Aggregate amount beneficially owned by each reporting person:

         1,538,187
------------------------------------------------------------------------------
10.      Check box if the aggregate amount in Row (9) excludes certain
         shares.      [_]

------------------------------------------------------------------------------
11.      Percent of class represented by amount in Row (9):

         5.35%
------------------------------------------------------------------------------
12.      Type of reporting person (see instructions):

         IA
------------------------------------------------------------------------------

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ITEM 1.

           (a)Name of Issuer:

                 Apogee Enterprises Inc.

           (b)Address of Issuer's Principal Executive Offices:

                 4400 West 78th Street, Suite 520
                 Minneapolis MN 55435

ITEM 2.

           (a)Name of Person Filing:

                 Westwood Management Corp.

           (b)Address of Principal Business Office or, if none, Residence:

                 200 Crescent Court, Suite 1200
                 Dallas, Texas 75201

           (c)Citizenship:

                 USA

           (d)Title of Class of Securities:

                 Common Stock

           (e)CUSIP Number:

                 037598109

ITEM 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)[_]Broker or delaer registered under Section 15 of the Act (15 U.S.C.
            78o).

      (b)[_]Bank as defined in section 3(a)(6) of the Act(15 U.S.C. 78c).

      (c)[_]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d)[_]Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).

      (e)[X]An investment adviser in accordance with &240.13d-1(b)(1)(ii)(E);

      (f)[_]An employee benefit plan or endowment fund in accordance with &240.13d-1(b)(1)(ii)(F);

      (g)[_]A parent holding company or control person in accordance with &240.13d-1(b)(1)(ii)(G);

      (h)[_]A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act(12 U.S.C. 1813);

      (i)[_]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

      (j)[_]Group, in accordance with &240.13d-1(b)(1)(ii)(J).

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ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)Amount beneficially owned: 1,538,187

    (b)Percent of class: 5.35%

    (c)Number of shares as to which the person has:

       (i)Sole power to vote or to direct the vote: 1,360,246

      (ii)Shared power to vote or to direct the vote: 33,361

     (iii)Sole power to dispose or to direct the disposition of: 1,538,187

      (iv)Shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

             Not applicable.

ITEM 9. Notice of Dissolution of Group.

             Not applicable.

ITEM 10.Certification.

             Not applicable.

                                    Page 4

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                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 11, 2014
                                                  -----------------------------
                                                  Date

                                                  /s/ Mark A. Wallace
                                                  -----------------------------
                                                  Signature

                                                  Mark A. Wallace
                                                  Chief Financial Officer

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